

September 20, 2011

Via Facsimile
Mr. Shaun Heinrichs
Chief Financial Officer
Yukon-Nevada Gold Corp.
688 West Hastings Street, Suite 900
Vancouver, British Columbia
Canada, V6B 1P1

> **Re:** **Yukon-Nevada Gold Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 0-52699**

Dear Mr. Heinrichs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Period Ended December 31, 2010

Exhibit 2- Audited Consolidated Financial Statements

Audit Report, page 1

1.   We are unable to locate the audit report(s) for the fiscal periods ended December 31, 2009 and December 31, 2008. Please file an amended Form 40-F to include the audit report(s) once you have obtained permission from your prior auditors and a re-issuance of the applicable audit report(s).

Engineering Comments

Table 10, page 45

> We note you disclose reserves as of December 31, 2007, but also note you refer to your 2008 reserve estimate on page 31 which is not disclosed. In addition, your mine production during fiscal years 2009 and 2010 further diminishes your reserves based on the original 2007 reserve estimate. Based on our understanding of National Instrument 43-101, material facts, such as updated reserve estimates, need to be updated and incorporated into your annual fillings. Please modify your filing and disclose your reserves as of your most recent fiscal year end.

Mining Operations, page 47

2. We note you disclose your metallurgical recovery information each month for 2010, but do provide detail regarding your production information. Please modify your filing and disclose your annual production separately from your custom milling/processing activities. This would include the tonnage and grade associated with your underground and surface mining activities, leach dump and stockpile placements. In addition please disclose your tonnage and grade as processed by your milling/leach operations along with your saleable gold and silver. Please indicate the tonnage and grades processed for Newmont separately, along with the salable products associated with these custom activities.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant